

Mail Stop 4628

October 18, 2016

Larry Beazer
Chief Executive Officer
Triton Acquisitions Company
432 North Larkspur Street
Gilbert, AZ 85234

  Re: Triton Acquisitions Company
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 3, 2016
    File No. 333-213197

Dear Mr. Beazer:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2016 letter.

Security Ownership of Certain Beneficial Owners and Management, page 33

1. We note your response to prior comment 6, but you have not revised your disclosure on page 17. Accordingly, please revise your disclosure on page 17 to clarify the holder of all 8,000,000 of your outstanding shares.

2. In response to prior comment 6, you disclose in footnote 1 to the beneficial ownership table that a Ms. Kim N. Southworth is the Manager of Advanced Business Strategies, LLC. Clarify whether she has voting or investment power of those shares. In that regard, we note, from what appears to be the firm's website, available at http://investmentcatalyst.com/?page_id=231, that the founder and senior partner of this firm is listed as a Mr. Kim D. Southworth.

      You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director
      Office of Natural Resources

cc: Elaine Dowling, Esq.
       EAD Law Group, LLC